Daniel H. Luciano

Attorney at Law

February 29, 2018

Matthew Derby

Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Amendment 1 to Form 10

WO Group, Inc.

File No. 000-55996

Dear Mr. Derby:

On behalf of our client, WO Group, Inc., a Florida corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Form 10 Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2018 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated November 21, 2018 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Risk Factors, page 5

1. It appears Messrs Xi Zhen Ye and Lizhou Lu are residents of China. Please include a risk factor to discuss the difficulty of enforcing judgements against residents of a foreign country.

Response: Please see inserted risk factor on page 6 of the Amendment.

ITEM 15 FINANCIAL STATEMENTS AND EXHIBITS, page 22

2. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

Response: Please see updated quarterly statements contained in the Amendment.

General

3. We note your disclosure that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, please provide details regarding compliance with Rule 419 in connection with any offering of your securities. Further, we note your disclosure that you are a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: Please see inserted risk factors on pages 8 and 9 of the Amendment relating to our “shell company” status and “shell company” statement on page 2 of the Amendment. In addition, Please see revised text concerning our status as a blank check company on Page 12.

Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Response: The Company has taken you comment under advisement.

The Company is aware that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano